Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-185926

January 8, 2013

Tesoro Logistics LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement and the related prospectus, each dated January 7, 2013, relating to these securities.

Issuer	Tesoro Logistics LP (NYSE: TLLP)

Offering Size:	8,500,000 common units representing limited partner interests

Offering Price:	$41.70 per common unit

Option to purchase additional units:	1,275,000 additional common units offered by the issuer (30 days)

Proceeds, net of underwriting discounts, commissions and offering expenses:	Approximately $340.6 million, or approximately $391.7 million if the underwriters exercise their option to purchase additional common units in full

Trade Date:	January 8, 2013

Settlement Date:	January 14, 2013

CUSIP:	88160T107

Underwriters:	Wells Fargo Securities, LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Raymond James & Associates, Inc.

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on January 8, 2013, one of the underwriters purchased, on behalf of the syndicate, 2,700 common units at an average price of $41.50 per unit in stabilizing transactions.

Additional Information:

Tesoro Logistics LP has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about Tesoro Logistics LP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Additionally, a copy of the preliminary prospectus supplement and prospectus relating to the offering may also be obtained from the following addresses: Wells Fargo Securities, Attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, Email: cmclientsupport@wellsfargo.com, Phone: (800) 326-5897.